SANDERS MORRIS HARRIS LLC

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015
(in thousands)

Assets

Cash and cash equivalents	$ 6,991
Receivables	520
Receivable from parent and affiliates	2,530
Notes, loans, and other receivables, net	200
Deposits with clearing organizations	300
Other assets and prepaid expenses	404
Financial instruments, at fair value	47
Furniture, equipment, and leasehold improvements, net	523
Total assets	$ 11,515

Liabilities and Equity

Liabilities:	
Accounts payable and accrued liabilities	$ 1,045
Accrued compensation	1,500
Total liabilities	2,545
Commitments and contingencies (Note 6)	
Members' equity	8,970
Total liabilities and members' equity	$ 11,515

The accompanying notes are an integral part of this consolidated financial statement.